SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER



                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                    Report on Form 6-K dated October 14, 2004


                              --------------------

                        TURKCELL ILETISIM HIZMETLERI A.S.

                                 Turkcell Plaza
                            Mesrutiyet Caddesi No.153
                                 34430 Tepebasi
                                Istanbul, Turkey

                              --------------------
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F: |X| Form 40-F: |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

  Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|

Enclosures:
Statement made pursuant to Circular VIII, No: 39 of the Capital Markets Board.
Subject: TURKCELL ANNOUNCEMENT ON YAPI KREDI BANK'S SHARE IN TURKCELL SHAREHOLDING STRUCTURE


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[TURKCELL logo]



          TURKCELL ANNOUNCEMENT ON YAPI KREDI BANK'S SHARE IN TURKCELL
                             SHAREHOLDING STURCTURE


    Subject: Statement made pursuant to Circular VIII, No: 39 of the Capital
                                 Markets Board.

                                                         Istanbul Stock Exchange

                                                                    ISTANBUL
                                                                    --------



Special Subjects:
-----------------


Turkcell's announcement following Istanbul Stock Exchange's October 13, 2004 dated request according to the Circular VIII, No: 39 of the Capital Markets Board regulations is as follows.

Turkcell's shareholder Yapi Kredi Bankasi A.S. ("YKB") directly owns Turkcell shares with a nominal value of TL 42,807,402,352,000 and directly and indirectly owns Turkcell shares with a nominal value of TL193,368,081,110,100.

These nominal shares correspond to a direct ownership of 2.90% and total direct and indirect ownership of 13.11% in Turkcell.

Turkcell does not have any further information regarding the agreements dated January 31, 2003 and August 13, 2004 between Cukurova Group and Banking Regulation and Supervision Agency ("BRSA"), except for BRSA's announcements and Turkcell's announcements following its announcement dated February 3, 2003.



We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communique Serial no VIII/39, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavours to collect the complete and true related information and that we assume the responsibility for thisdisclosure.





                                             TURKCELL ILETISIM HIZMETLERI A.S.


                         Nihat Narin            Elif Ates Ozpak Corporate Legal
                         Investor Relations     Affairs 14.10.2004, 09:45
                         14.10.2004, 09:45



For further information please e-mail to investor.relations@turkcell.com.tr
                                         ----------------------------------

or call Turkcell Investor Relations (+ 90 212 313 1888)


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SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                               TURKCELL ILETISIM HIZMETLERI A.S.


Date:  October 14, 2004                        By:  /s/ MUZAFFER AKPINAR
                                                   ------------------------

                                               Name:    Muzaffer Akpinar
                                               Title:   Chief Executive Officer